U.S. SECURITIES AND EXCHANGE COMMISSION

                          WASHINGTON, D.C. 20549

                                FORM 12b-25

                        NOTIFICATION OF LATE FILING

                          SEC FILE NUMBER: 1-9848
                         CUSIP NUMBER:  141740209

[x] Form 10-K and /Form 10-KSB [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q and Form 10-QSB [ ] Form N-SAR

     For period ended March 31, 1998

     [ ] Transition Report on Form 10-K
     [ ] Transition Report on Form 20-F
     [ ] Transition Report on Form 11-K
     [ ] Transition Report on Form 10-Q
     [ ] Transition Report on Form N-SAR
     For transition period ended:  Not Applicable



     Read Attached Instruction Sheet Before Preparing Form.   Please Print
or Type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


     If the notification relates to a portion of the filing checked above,
identify the Item(s) to which the notification relates:   Not Applicable

PART I -- REGISTRANT INFORMATION


     Full Name of Registrant:  Caretenders Health Corp.
     Former Name if Applicable:  Senior Service Corp.
     Address of Principal Executive Office:
          100 Mallard Creek Road, Suite 400
          Louisville, Kentucky 40207


PART II -- RULES 12b-25(b) AND (c)


If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25, the following should be completed.
     (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

[X] (b) The subject Annual Report on Form 10-K, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]  (c)  The accountant's statement or other exhibit required by Rule
          12b-25(c) has been attached if applicable.


PART III -- NARRATIVE


State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

          Certain changes in Medicare reimbursement for home nursing services became effective for the Company on April 1, 1998. Management is currently completing its evaluation and related disclosures necessary to describe the effect of these changes on the Company. Management has determined that these disclosures are spread throughout the Annual Report on Form 10-K.

PART IV -- OTHER INFORMATION


     (1) Name and telephone number of person to contact in regard to this notification


          C. Steven Guenthner                502/899-5355


     (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is not, identify report(s).

                                           [X]  Yes       [ ]  No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                           [ ]  Yes       [X]  No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


     Caretenders Health Corp. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: June 29, 1998                By:/s/ C. Steven Guenthner

                                      C. Steven Guenthner
                                      Senior Vice President and
                                      Chief Financial Officer